EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 30, 2010 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2010 as follows:

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30			Six Months Ended June 30
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$

NET SALES	12,999	24,850	3,664	17,563	33,623	4,958
COST OF SALES	(12,371)	(15,729)	(2,319)	(16,268)	(21,727)	(3,204)
GROSS PROFIT	628	9,121	1,345	1,295	11,896	1,754

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES,
including share-based compensation expense of RMB13,008 (US$1,904) for the six months ended June 30, 2010 and 2009, and RMB6,504 (US$952) for the three months ended June 30, 2010 and 2009

	(12,870)	(25,105)	(3,702)	(26,409)	(38,402)	(5,662)
OPERATING LOSS FROM CONTINUING OPERATIONS	(12,242)	(15,984)	(2,357)	(25,114)	(26,506)	(3,908)
FINANCE COST	-	(436)	(64)	-	(436)	(64)
INTEREST INCOME	65	293	43	421	774	114
OTHER INCOME (EXPENSE), NET	-	(1,829)	(270)	529	629,671	92,847
LOSS ATTRIBUTABLE TO INVESTMENT IN UNCONSOLIDATED INVESTEES
	(2,960)	(1,826)	(269)	(5,665)	(3,612)	(533)
PROFIT (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(15,137)	(19,782)	(2,917)	(29,829)	599,891	88,456
INCOME TAXES	(714)	(2,155)	(318)	(1,266)	(3,600)	(531)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	(15,851)	(21,937)	(3,235)	(31,095)	596,291	87,925

DISCONTINUED OPERATION
INCOME (LOSS) FROM A DISCONTINUED OPERATION	5	-	-	(15,052)	-	-
NET INCOME (LOSS)	(15,846)	(21,937)	(3,235)	(46,147)	596,291	87,925
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
Attributable to CHNR Shareholders	(60)	3,951	583	438	3,844	567
Attributable to non-controlling interests	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME (LOSS)	(15,906)	(17,986)	(2,652)	(45,709)	600,135	88,492

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	(15,073)	(17,616)	(2,597)	(38,142)	600,726	88,579
Non-controlling interests	(833)	(370)	(55)	(7,567)	(591)	(87)
	(15,906)	(17,986)	(2,652)	(45,709)	600,135	88,492

NET INCOME (LOSS) ATTRIBUTABLE TO:
Continuing operations	(15,016)	(21,567)	(3,180)	(29,549)	596,882	88,012
Discontinued operation	3	-	-	(9,031)	-	-
CHNR Shareholders	(15,013)	(21,567)	(3,180)	(38,580)	596,882	88,012
Non-controlling interests	(833)	(370)	(55)	(7,567)	(591)	(87)
	(15,846)	(21,937)	(3,235)	(46,147)	596,291	87,925

EARNINGS (LOSS) PER SHARE:
Basic
Income (loss) from continuing operations	(0.71)	(0.96)	(0.14)	(1.42)	26.94	3.97
Loss from a discontinued operation	-	-	-	(0.43)	-	-
Income (loss) per share	(0.71)	(0.96)	(0.14)	(1.85)	26.94	3.97

Diluted
Income (loss) from continuing operations	(0.71)	(0.96)	(0.14)	(1.42)	26.61	3.92
Loss from a discontinued operation	-	-	-	(0.43)	-	-
Income (loss) per share	(0.71)	(0.96)	(0.14)	(1.85)	26.61	3.92

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	21,123,416	22,468,471	22,468,471	20,883,085	22,158,775	22,158,775

Diluted	21,123,416	22,468,471	22,468,471	20,883,085	22,430,086	22,430,086

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Amounts in thousands, except share data)

	December 31,	June 30,	June 30,
	2009	2010	2010
	RMB	RMB	US$
		(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash	186,582	95,650	14,104
Trade receivables:
Related parties	68,740	-	-
Others	1,070	7,696	1,135
Bills receivable	1,000	2,500	369
Notes and advances receivable	169,018	9,384	1,384
Advances to an unconsolidated investee	37,432	-	-
Inventories	4,187	10,463	1,543
Deferred tax assets	2,073	224	33
Other assets	11,662	43,283	6,382

TOTAL CURRENT ASSETS	481,764	169,200	24,950

DEFERRED TAX ASSETS	-	1,705	251

INVESTMENTS IN UNCONSOLIDATED INVESTEES	12,856	9,395	1,385

PROPERTY AND EQUIPMENT, NET	198,456	1,610,412	237,460

TOTAL NON-CURRENT ASSETS	211,312	1,621,512	239,096

TOTAL ASSETS	693,076	1,790,712	264,046

CURRENT LIABILITIES
Bills payable	20,000	-	-
Short-term bank loan	-	30,000	4,424
Accounts payable	17,851	56,906	8,391
Advances from customers	339	2,159	318
Accrued liabilities	4,807	8,105	1,195
Income tax and other taxes payable	2,198	333	49
Other payables	30,534	49,197	7,254
Interest payable – current	648	3,854	568
Payables to related parties	55,460	531,774	78,412

TOTAL CURRENT LIABILITIES	131,837	682,328	100,611

Long-term debt and other obligations	165,538	242,358	35,736
Interest payable – non current	7,743	12,648	1,865
Deferred tax liabilities	-	290,236	42,796
Other payables	8,681	-	-

TOTAL NON-CURRENT LIABILITIES	181,962	545,242	80,397

TOTAL LIABILITIES	313,799	1,227,570	181,008

EQUITY
China Natural Resources, Inc. equity:
Common shares, no par: Authorized - 200,000,000 shares; Issued and outstanding – 21,123,416 shares and 22,723,416 at December 31, 2009 and June 30, 2010, respectively

	312,081	312,081	46,017
Other equity	77,002	193,504	28,533
Other comprehensive loss	(35,662)	(31,818)	(4,691)

TOTAL CHINA NATURAL RESOURCES, INC. EQUITY	353,421	473,767	69,859
NON-CONTROLLING INTERESTS	25,856	89,375	13,179
	379,277	563,142	83,038

TOTAL LIABILITIES AND EQUITY	693,076	1,790,712	264,046

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = RMB6.7818 as quoted by Bloomberg Finance L.P. as of June 30, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2010 (unaudited) and the condensed consolidated balance sheet as of June 30, 2010 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2010 and 2009, which was filed with the Securities and Exchange Commission on December 30, 2010 under cover of Form 6-K. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2010.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2010 interim results "The positive results for the six months ended June 30, 2010 signify the success of our strategy in pursuing growth through acquisition and consolidation of small to medium sized coal mines in Guizhou Province. In view of the continuing economic growth in the PRC, we believe that demand for coal will continue to be robust in the foreseeable future. We are positive about the prospects of the coal mining industry in the PRC.”

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mines primarily located in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in Guizhou Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.

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